Mail Stop 0407

      						June 21, 2005


Mr. Richard B. Berliner
Chief Executive Officer
NOVO Networks, Inc.
6440 North Central Expressway, Suite 620
Dallas, TX  75206

	RE:	Novo Networks, Inc.
      Form 10-K for the year ended June 30, 2004
		Filed September 24, 2004

      Form 8-K/A dated February 18, 2005
      Filed May 9, 2005
		File No. 0-28579

Dear Mr. Berliner:

      We have reviewed your supplemental response letter dated May 27, 2005 as well as the above referenced filings and have the following comments. As noted in our comment letter dated May 17, 2005, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934.

Form 10-K filed September 24, 2004

Financial Statements
Note 6: Commitments and Contingencies, pages F-14 to F-15

1. Refer to your response to our previous comment 2 and the disclosure in Item 3. Legal Proceedings on page 11 and Note 6 on page
F-14 of the Form 10-K. We note that you did not consider the Eos litigation as a loss contingency. However, under the guidance in paragraph 1 of FAS 5, the litigation was an existing condition that involved uncertainty as to possible loss to you that was ultimately resolved when one or more future events occur or fail to occur. Therefore, the Eos litigation would be considered to be a loss contingency under FAS 5 and the disclosures required pursuant to paragraph 10 of FAS 5 should be included. Also, we continue to believe that the guidance in SAB Topic 5:Y is applicable, namely, that you should disclose in future filings the extent to which disclosed but unrecognized contingent losses are expected to be recoverable through insurance with disclosure of any material limitations of that recovery and any uncertainties regarding the legal sufficiency of insurance claims or solvency of insurance carriers.

Form 8-K/A filed May 9, 2005

2. Refer to your response to comment 4 regarding the fiscal year end of the registrant after the reverse acquisition with Berliner. We note that the registrant will continue to have a June 30 fiscal year end. Since the legal acquirer (the registrant) is continuing with a fiscal year end of June 30, please provide a transition report on Form 10-K with the audited financial statements of the accounting acquirer for the transition period (i.e. the end of the legal acquiree`s most recently completed fiscal year to the next following date corresponding with the end of the fiscal year of the legal acquirer).

3. Also, please revise the March 31, 2005 Form 10-Q to include financial information for the nine months ended March 31, 2005.

Pro Forma Financial Information

4. Refer to response 8. We note that the Voting Agreement was directly related to the acquisition transaction and that the changes to conversion ratios for the Series B and D Preferred Stock will result in a deemed dividend to those classes of shareholders. Please revise adjustment 1 in Note 3 to the pro forma financial information to clarify the following:
* The reason for charging the net assets acquired to additional paid in capital
* A description of the cancellation of the Berliner stock and the equity transactions of Novo resulting from the Voting Agreement.
* Disclosure of an estimate of the amount of the deemed dividend for each class of stock.
* A description of the computation of the deemed dividend and the accounting treatment for the deemed dividend at the time of the approval of the amendment, rather than the filing of the amendment.

*    *    *    *


      As appropriate, please amend your Form 8-K/A and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.


							Sincerely,



							Larry Spirgel
							Assistant Director
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Mr. Richard B. Berliner
Novo Networks, Inc.
May 17, 2005
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